

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Jason Weber
Chief Executive Officer
Kiska Metals Corporation
575-510 Burrard St
Vancouver, B.C., V6C 3A8
Canada

> **Re:** **Kiska Metals Corporation**
>
> **Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010**
>
> **Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010**
>
> **File No. 000-31100**

Dear Mr. Weber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Financial Information, page 95

General

1.   Please confirm, if true, that you have filed a transition report for the period from February 1, 2009 through December 31, 2009 due to a change in your fiscal year end from January 31 to December 31, or otherwise advise. If true, please explain to us how you considered the following for Exchange Act reporting requirements for a transition period:

·   Transition reports must include prior year information comparable to the transition period (i.e. the 11 month period then ended December 31, 2008). Comparable year information may be presented in a footnote, which may be unaudited, and shall state for the comparable period, revenues, gross profits, income taxes, income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principles and net income or loss. Per share data should be presented in conformity with accounting standards.

·   A transition report filed on Form 20-F must comply with the financial statement requirements of Form 20-F. In your case, it appears as though the transition report should include audited statements of operations, cash flows, and shareholders' equity for the transition period ended December 31, 2009 and the two most recent fiscal years ended January 31, 2009 and January 31, 2008 and audited balance sheets as of the end of each of the two most recent fiscal years (i.e. December 31, 2009 and January 31, 2009). These observations are based on your transition period of eleven months and the guidance provided under Item 3-06 of Regulation S-X, in which a transition period of nine to 12 months will satisfy the requirement for one fiscal year.

Change in Registrant's Certifying Accountant, page 116

The following five comments address your disclosure of the resignation of Ernst & Young LLP but are equally applicable to your disclosure of the resignation of McGovern, Hurley, Cunningham LLP. Please also apply the following five comments to your disclosure of the resignation of McGovern, Hurley, Cunningham LLP, as applicable.

2.   We note you disclose you requested your predecessor auditor to submit their resignation. This appears to constitute a dismissal of your predecessor auditor. Please modify your disclosure to clarify, in unequivocal terms, whether your predecessor auditor was dismissed or resigned (or declined to stand for re-election after the completion of the current audit). Refer to Item 16F(a)(i) of Form 20-F.

3.   We note you disclose the report of McGovern, Hurley, Cunningham LLP did not contain an adverse opinion, a disclaimer of opinion or a modification or qualification. Please note your disclosure is required to address, for either of the preceding two years, whether the report of your predecessor auditor contained an adverse opinion or a disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles. Please modify your disclosure to specifically address the preceding two years. Refer to Item 16F(a)(ii) of Form 20-F.

4.   Please note that the addition of a paragraph addressing uncertainty regarding the company's ability to continue as a going concern constitutes a report modification that requires disclosure pursuant to Item 16F(a)(ii) of Form 20-F. Please expand your disclosure to describe the nature of this modification.

5.   We note you disclose a list of events that did not occur pursuant to Item 16F(a)(iv) of Form 20-F. Please modify your disclosure to merely state the events that have occurred, if any, instead of the events that have not occurred. In your response to this comment, please confirm, if true, that none of the items in paragraphs A through D in your current disclosure have occurred with either of your predecessor auditors, or otherwise advise.

6.   To the extent that you modify the disclosure regarding changes in your certifying accountants to comply with our comments, please obtain and file an updated letter from the former accountants stating whether they agree with the statements made in your revised Form 20-F. Refer to Item 16F(a)(3) of Form 20-F.

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Controls and Procedures, page 84

7.   In light of the restatement to your financial statements, please tell us whether your certifying officers continue to believe your disclosure controls and procedures were effective as of December 31, 2009. If so, please tell us the basis for their conclusion. If your certifying officers no longer believe your disclosure controls and procedures were effective as of December 31, 2009, please modify your disclosure accordingly and describe the weakness or weaknesses that have lead to this conclusion.

8.   We note your financial statements have been restated to correct an error in previously-issued financial statements. Please tell us how you can continue to conclude that your internal controls over financial reporting were effective given your recent restatement. Alternatively, please amend your filing to:

·   modify your conclusion to state your internal controls over financial were not
effective;

·   disclose all material weaknesses pursuant to Item 15T(b)(3) of Form 20-F;

·   discuss your plans and timeframe for remediation of material weaknesses; and,

·   include the full certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the
exchange act pursuant to Item 12 of the "Instructions as to Exhibits" of Form 20-F.

In your response to this comment, please provide us with a sample of your proposed
modified disclosure for your entire Item 15: Controls and Procedures.

Report of Independent Registered Chartered Accountants, page 91

9.   Please amend your filing to include the reports of the other auditors referenced in your
auditor's report, or obtain a single audit report that does not refer to the work of other
auditors. Refer to Rule 2-05 of Regulation S-X. Please ensure you file either a single
audit report or multiple audit reports that cover all financial statement periods required to
be audited in your transition report on Form 20-F.

10.   We note paragraph four indicates that your auditor has withdrawn its previous report
dated March 29, 2010. Based on this information, please have your auditor explain to us
why they believe the dual date they have used in their report is appropriate.

Note 1 – Organization and Operations – Operations and Basis of Consolidation, page 98

11.   Please tell us how you accounted for the business combination between Rimfire Minerals
Corporation and Geoinformatics (e.g. acquisition, reverse acquisition or recapitalization).
So that we may understand the basis for your conclusions, please include an analysis of
the key terms of the business combination and tell us which party to your business
combination has been identified as the accounting acquirer. As part of your response,
please tell us how you considered and/or applied the reverse acquisition guidance in
Appendix A of CICA 1582 and FASB ASC 805-40. Please cite the applicable Canadian
and U.S. GAAP accounting literature that supports your conclusions.

12.   In regards to your business combination, please tell us which legal entity's common stock
is currently trading in the United States and whether it is the same common stock that
was registered prior to the business combination (i.e. Rimfire Mineral's common stock).
Please also tell us how the acquisition was structured amongst the legal entities, as it
appears from the disclosures in your filing that Geoinformatics became your legal parent
company, though you continue to report under Rimfire Mineral's public registration.

If the common stock currently trading in the United States is that of Geoinformatics, and not that of Rimfire Mineral's, please tell us how the current registration was achieved. Please identify the registration statement or cite the exemption utilized.

Note 19 – Differences Between Generally Accepted Accounting Principles in Canada and The United States, page 140

13.   We note from your disclosure on page 104 that the fair value of a mineral property reclamation obligation "is recorded as a liability and charged to mineral property expense;" and that "When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property." Please clarify, if true, that this policy differs under your US GAAP reporting or otherwise advise. Refer to FASB ASC 410-20-25-5.

Engineering Comments

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

General

14.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Alaska, page 186

15.   We note your disclosure in this section of the Pogo Mine and its associated reserves which are hosted in similarly aged strata regionally as your property. While the age relationship can be established, the spatial relationship is tenuous and such disclosure may cause investors to infer that your property also has commercial mineralization, because of its age and proximity to these other mines. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove

information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief